UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number of issuing entity: 333-168518-06

HYUNDAI AUTO RECEIVABLES TRUST 2012-C

(Exact name of issuing entity as specified in its charter)

Commission File Number of depositor: 333-168518

HYUNDAI ABS FUNDING, LLC

(Exact name of depositor as specified in its charter)

HYUNDAI CAPITAL AMERICA

(Exact name of sponsor as specified in its charter)

3161 Michelson Drive, Suite 1900

Irvine, California 92612

(949) 732-2697

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Hyundai Auto Receivables Trust 2012-C: Class A-1, Class A-2, Class A-3, Class A-4, Class B, and Class C

 (Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☒

Approximate number of holders of record as of the certification or notice date:  None

Pursuant to the requirements of the Securities Exchange Act of 1934, Hyundai Auto Receivables Trust 2012-C has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: January 25, 2017	HYUNDAI AUTO RECEIVABLES TRUST 2012-C

By: Hyundai Capital America (not in its individual capacity, but solely as Administrator on behalf of the Issuing Entity)
By: /s/ Charley Changmin Yoon
Name: Charley Changmin Yoon
Title: Treasurer